United Community Banks, Inc.

2 West Washington Street, Suite 700

Greenville, South Carolina 29601

August 5, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C.  20549

Attention:	Eric Envall
Division of Corporation Finance
Office of Financial Services

Re:	United Community Banks, Inc. (the “Registrant”)
Registration Statement on Form S-4 (File No. 333-258278)
Request for Acceleration

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-4 (File No. 333-258278) filed by the Registrant with the U.S. Securities and Exchange Commission on July 29, 2021, as amended on August 5, 2021.

Pursuant to Rule 461 under the Securities Act of 1933 (the “Securities Act”), the Registrant hereby requests that the effective date for the above-referenced Registration Statement be accelerated so that it will be declared effective under the Securities Act at 4:00 p.m., Eastern Time, on Friday, August 6, 2021, or as soon thereafter as possible.

The Staff should feel free to contact Lee Kiser of Nelson Mullins Riley & Scarborough LLP, the Registrant’s legal counsel, at (864) 373-2210 with any questions or comments.

Sincerely,

United Community Banks, Inc.

By:	/s/ Melinda Davis Lux
Melinda Davis Lux
General Counsel